Filed Pursuant to Rule 433
Registration No. 333-134553

Lehman Brothers Holdings Inc.

6.20%  Notes due September 26, 2014

Issuer:	Lehman Brothers Holdings Inc.

Ratings:	A1 (Moody’s)/A+ (S&P)/AA- (Fitch)

Principal Amount:	$2,250,000,000

Security Type:	Senior Medium Term Notes

Legal Format:	SEC Registered

Settlement Date:	September 26, 2007 (T+5)

Maturity Date:	September 26, 2014

Issue Price:	99.916%

Coupon:	6.20%

Benchmark Treasury:	4.25% due August 15, 2014

Spread to Benchmark Treasury:	Plus 190 basis points (1.90%)

All-in Yield:	6.215%

Interest Payment Dates:	Semi-annually on March 26 and September 26, commencing on March 26, 2008
Denominations:	$1,000

CUSIP/ISIN:	52517P5X5/US52517P5X54

Underwriters:	Lehman Brothers (86%) (bookrunner)
ANZ Securities, Inc (1%)
BBVA Securities, Inc. (1%)
Cabrera Capital Markets LLC (1%)
Citi (1%)
Daiwa Securities SMBC Europe (1%)
DZ Financial Markets (1%)
Harris Nesbitt (1%)
Mellon Financial Markets, LLC (1%)
Mizuho Securities USA Inc. (1%)
Scotia Capital (1%)
Sovereign Securities Corporation, Inc.(1%)
SunTrust Robinson Humphrey (1%)
Utendahl Capital Partners, L.P. (1%)
Wells Fargo Securities (1%)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.